AGM Group Holdings Inc. c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building 185 Wanchai Road Wanchai, Hong Kong

March 27, 2020

VIA E-MAIL

Division of Corporation Finance

Officer of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Attn: Jan Woo, Legal Branch Chief

Re:	AGM Group Holdings Inc.

Amendment No. 1 to Registration Statement on Form F-3

Submitted March 19, 2020

File No. 333-236897

Dear Ms. Woo:

Set forth below is the Registrant’s response to your oral comment as communicated to our counsel on March 24, 2020 with regard to the above-referenced filing. To assist your review, the comment is reproduced in bold form and followed by the response to the comment as follows.

Please tell us whether the potential acquisition of Yushu Kingo City Real Estate Development Co., Ltd. (1) would be significant within the meaning of the tests set forth in Rule 1-02(w) of Regulation S-X; and (2) would be considered a “probable” acquisition under Rule 3-05 of Regulation S-X. Please address the need to provide financial statements in accordance with Article 3-05 of Regulation S-X for probable acquisitions.

Response:

In considering whether financial statements would be required for the potential acquisition of Yushu Kingo City Real Estate Development Co., Ltd. (the “Potential Acquisition”), the Registrant considered both (1) whether the Potential Acquisition is “probable” within the meaning of Financial Reporting Manual (“FRM”) Section 2005.4. and if so, (2) whether the Potential Acquisition would be significant within the meaning of the tests set forth in Rule 1-02(w) of Regulation S-X.

Analysis under the “Probable” Test

According to FRM Section 2005.4, an assessment of probability requires consideration of all available facts. In evaluating the facts and circumstances surrounding the Potential Acquisition, the Registrant considered the following factors, particularly, the changing economic conditions:

Following the global outbreak of novel coronavirus, or COVID-19, the severity and scope of the global economic crisis is unprecedented, and we have not seen any evidence that this abrupt and severe decline in economic activity has reached a bottom. In fact, the current conditions have continued to worsen each day not only in China, but on a global scale.

In accordance with the epidemic control measures imposed by the Chinese local governments since the end of January 2020, the Registrant, along with most other business entities including acquisition target Yushu Kingo in Jilin Province, remained closed after the Chinese New Year holiday until recently. As a result, the Registrant’s accounting and other staff, who are instrumental in conducting the due diligence, financial assessment and other evaluation of the Potential Acquisition, have been severely restricted from traveling either to their office or the acquisition target’s site. The Registrant’s Beijing office is gradually resuming its business operations with most of the staff continuing to work from home at the date of this response.

In addition, due to control measures having been put in place by the local government in China, some of the branches of the commercial banks in Jilin Province, where the acquisition target has accounts, were not opened and did not fully resume operations until recently in mid-March. Strict travel restrictions are still in place domestically from city to city. China also banned almost all foreigners from entering the country starting on March 28, 2020, which would make the audit of acquisition target practically impossible.

The acquisition target is engaged in real estate development and property management. It is currently developing a commercial complex which was estimated to be completed in late 2020 prior to the COVID-19 outbreak. Following the outbreak, the acquisition target is currently re-evaluating its development timeline. It is expecting further delays on the completion of the complex; even if it is completed, it might be difficult to lease or sell the commercial units as planed which would adversely affect its revenue sources and future outlook.

The Registrant entered into that certain purchase agreement to acquire all the capital stock of the acquisition target on January 16, 2020, without expecting the COVID-19 outbreak and its global impact. The Registrant has been forced to re-evaluate the terms of the acquisition transaction, including the pricing and payment terms, based on further due diligence information and updated financial projections, as well to re-examine its own financing sources for the acquisition. The “Force Majeure” clause in the purchase agreement has now become a legitimate option for termination due to such unforeseeable outbreak which directly affects the Registrant’s ability to complete the acquisition transaction.

The Registrant remains hopeful that, over the months ahead, China may loosen up its travel restriction both domestically and internationally. In that event, the Registrant might make progress in its completion of due diligence and audit of the Potential Acquisition, and renegotiation of the transaction terms, if applicable, given the substantial uncertainty surrounding the COVID-19 outbreak and its economic impact. However, the Registrant at this point has no reason to believe that the Potential Acquisition is probable given the practical difficulties.

FRM 2005.4 also notes that an acquisition is probable where registrant’s financial statements alone would not provide investors with adequate financial information. However, the Registrant believes that its financials and notes provide the investor an accurate picture of the business and provide investors with adequate financial information standing alone. The Registrant has conveyed its acquisition strategy in the Registration Statement and has completed an acquisition in July 2019. If the Potential Acquisition does not occur, the Registrant expects to make other acquisitions as attractive targets present themselves.

Pursuant to the above, the Registrant has determined that the Potential Acquisition would not be considered a “probable” acquisition under Rule 3-05 of Regulation S-X and therefore the Registrant’s financial statements alone would provide adequate financial information to make an investment decision.

Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer

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